Exhibit 22.8

January 29, 2003

CONSENT OF SCOTIA CAPITAL INC.

We hereby consent to the use in the prospectus constituting part of the registration statement on Form F-1 (Registration No. 333-98233) of Paramount Energy Trust of our fairness opinion dated January 28, 2003 and to the references to us in such prospectus under the captions “Prospectus Summary — The Special Committee”; “Formation of Trust Structuring and Structuring Transactions”; and Relationship Between PET, POT and PRL and the Dealer Managers and Financial Advisor.” In giving this consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Scotia Capital Inc.

By: /s/ David Holm

Calgary, Alberta
January 29, 2003